CHANGE OF STATUS REPORT

PURSUANT TO SECTION 11.2 OF NATIONAL INSTRUMENT 51-102

Aurora Cannabis Inc. (the "Issuer") hereby reports, pursuant to section 11.2 of National Instrument 51-102 *Continuous Disclosure Obligations*, that the Issuer has ceased to be a venture issuer effective July 24, 2017, the date on which the Issuer's common shares were listed and commenced trading on the Toronto Stock Exchange under the symbol "ACB". The Issuer's common shares were concurrently delisted from trading on the TSX Venture Exchange effective as of the commencement of trading on the Toronto Stock Exchange.

DATED this 26th day of July, 2017.

AURORA CANNABIS INC.

"Nilda Rivera"

Nilda Rivera
Corporate Secretary